September 28, 2010

Mr. Lyn Shenk

Branch Chief

Securities and Exchange Commission

Washington, D.C.  20549

Re:                             Texas Roadhouse, Inc.

Form 10-K: For the Fiscal Year Ended December 29, 2009

Filed on February 26, 2010

File No. 000-50972

Dear Mr. Shenk:

The following responses are to the comments contained in your correspondence dated September 17, 2010 for the corporation and filing listed above.

Form 10-K for the fiscal year ended December 29, 2009 — Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations - Restaurant Sales, page 36

SEC Comment #1:

We note your disclosure regarding the changes in several factors such as store weeks, comparable restaurant sales, average unit volumes and menu price increase.  In addition to providing these disclosures, please revise to quantify the aggregate impacts of these changes on revenues.  For example, please revise to quantify the actual dollar amount of aggregate revenue change during the period attributed to a change in store weeks.

SEC Comment #2:

You also disclose that “Comparable Restaurant Sales Growth” is a key measure that management uses to evaluate the company.  We note that the trend in this key driver has been continually decreasing in the last five fiscal years as disclosed in Selected Operating Data in Item 6 on page 36.  Specifically, the comparable restaurant sales growth went from a 5.6% growth rate to a (2.8)% decline in growth over the last five year period with the company experiencing a decline in each of the last two fiscal years.  Please significantly expand your disclosure to discuss the trends associated with this key metric including the reasons for the significant decline in this performance measure.  In your analysis, please also address management’s plan in remedying this continuing decline, the impact if this condition continues in the future as well as if you reasonably expect this unfavorable trend of a declining growth to continue.  Please refer to the guidance in Item 303(a)(3)(ii) of Regulation S-K and revise accordingly.

Management’s Response to Comment #1 and #2:

We have combined our response to comments #1 and #2 as both comments relate to our discussion and analysis of restaurant sales.  We will expand our discussion and analysis of restaurant sales in future filings to quantify the aggregate impacts of factors affecting restaurant sales growth and to discuss the trends associated with comparable restaurant sales.  We did not quantify the actual dollar amount of aggregate revenue changes as suggested by the Staff in comment #1, as we believe the percentage change is more meaningful and is more consistent within our industry.  We will modify our disclosure in future filings to add percentage changes as set forth below.

By way of example, the following reflects expanded disclosure for the periods presented in our Form 10-K for the fiscal year ended December 29, 2009 in management’s discussion and analysis of financial condition and results of operations under the restaurant sales caption.  We will include similar expanded disclosure in future filings as appropriate.

Restaurant sales increased by 7.2% in 2009 compared to 2008 and increased 20.3% in 2008 as compared to 2007.  The following table summarizes the key drivers of the change in restaurant sales for the 2009 and 2008 fiscal years and the key attributes of restaurants sales at company restaurants for the periods presented.  Although 2008 contains 53 weeks, for comparative purposes, 2008 average unit volumes were adjusted to a 52-week basis.

	2009	2008	2007
Increase in store weeks	11.8%	24.9%
Decrease in average unit volumes	(4.3)	(3.8)
Other	(0.3)	(0.8)
Total increase in restaurant sales	7.2%	20.3%

Company Restaurants
Store weeks	13,255	11,861	9,499
Comparable restaurant sales (decline)/growth	(2.8)%	(2.3)%	1.4%
Average unit volumes (in thousands)	$3,660	$3,823	$3,974

The increases in store weeks for both fiscal years 2009 and 2008 were primarily attributable to the opening of new restaurants and the acquisition of franchise restaurants as illustrated in the table of restaurant unit activity included in management’s discussion and analysis of financial condition and results of operations.

The decreases in average unit volumes for both fiscal years 2009 and 2008 were driven by a combination of negative comparable restaurant sales and lower year-over-year sales at newer restaurants.  For the fiscal years 2009 and 2008, comparable restaurant sales decreased 2.8% and 2.3%, respectively. These decreases were generated primarily by a decrease in guest traffic counts. We believe these results are attributable to worsening economic conditions, particularly unemployment.  In response, we have focused on encouraging repeat visits by our guests by not sacrificing any operational standards relating to our quality of food and service.  We also continue to drive various localized marketing programs in order to attract new guests and increase the frequency of visits of our existing guests. Combined with these strategies, we believe that as macro economic conditions stabilize and begin to improve, we will realize increases in our comparable restaurant sales, primarily through increased guest counts.

Liquidity and Capital Resources - Contractual Obligations, page 43

SEC Comment #3:

Reference is made to note 1 where you state interest payments on the variable-rate revolving credit facility have been excluded from the amounts of interest in the table primarily because the balance outstanding under this facility fluctuates daily.  In this regard, we note that the amount of debt outstanding under the revolving credit facility represents substantially all of your long-term debt outstanding during each of the last four fiscal years and continuing into fiscal 2010.  As the table is intended to increase the transparency of cash flows, we believe you should include scheduled interest payments associated with this revolving credit facility.  Although the balance outstanding may fluctuate daily, you can estimate interest based on the year-end balance outstanding that is included in the table or alternatively a “weighted average” balance outstanding during the year.

In addition, to the extent that interest rates are variable, you may use judgment to determine whether to include estimates based on an appropriate methodology to estimate the interest payments.  As specified notional amounts of this debt effectively result in a fixed rate LIBOR component through your interest rate swap agreements, the interest payment on this portion of the debt can be estimated by this fixed rate.  In including interest payments on this debt in the table, please also expand note 1 to provide how the balance for such interest payments is computed, the methodology management believes is appropriate for computing interest payments as well as the contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.  Please revise accordingly.

Management’s Response to Comment #3:

We will include scheduled interest payments associated with our revolving credit facility in our Contractual Obligations table in future filings based on the recommendation for calculating interest as described above.  In addition, we will expand note 1 of the table as requested.

The following table reflects the expanded disclosure for the fiscal year ended December 29, 2009:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term debt obligations	$101,030	$167	$99,391	$483	$989
Capital lease obligations	396	80	187	129	—
Interest(1)	13,123	2,799	4,238	4,107	1,979
Operating lease obligations	207,985	19,989	39,776	38,648	109,572
Capital obligations	18,461	18,461	—	—	—
Total contractual obligations (2)	$340,995	$41,496	$143,592	$43,367	$112,540

(1)          Assumes constant rate until maturity for our fixed and variable rate debt and capital lease obligations.  Uses interest rates as of December 29, 2009 for our variable rate debt.  Interest payments on our revolving credit facility are calculated based on the assumption that debt relating to the interest rate swaps covering notional amounts totaling $50.0 million remains outstanding until the expiration of the respective swap arrangements.  Additionally, we have assumed the $27.0 million in revolving credit facility borrowings not covered by interest rate swaps is outstanding until the end of the 2010 fiscal year.

(2)          This amount excludes $0.1 million of unrecognized tax benefits under ASC 740 as we are unable to reasonably estimate the timing of these cash flows.

Item 8.  Financial Statements and Supplementary Data - Note 2.  Summary of Significant Accounting policies - (g) Property and Equipment, page F-8.

SEC Comment #4:

Please disclose the amount of maintenance and repairs that you have charged to expense in each [period] presented and explain any reason underlying any significant year-to-year fluctuations.

Management’s Response to Comment #4:

Repairs and maintenance expense amounted to $11.1 million, $9.1 million and $6.9 million for the years ended December 29, 2009, December 30, 2008 and December 25, 2007, respectively.  These costs are included in other operating costs in our consolidated statements of income.  We will include such disclosure to our financial statement footnotes in future Form 10-K filings.

Repairs and maintenance expense includes costs associated with the general maintenance and repair of our restaurants and may fluctuate based on various factors, including, but not limited to, the age of the building.  For the periods presented, no significant year-to-year fluctuations existed related to these costs, as a percentage of restaurant sales.  Repairs and maintenance expense, as a percentage of restaurant sales, were 1.2%, 1.1%, and 1.0% for the years ended December 29, 2009, December 30, 2008 and December 25, 2007, respectively.  If any significant year-to-year fluctuations exist that are material to our financial statements and/or results of operations, we will include an explanation in management’s discussion and analysis of financial condition and results of operations.

SEC Comment #5:

Reference is also made to the material amount of your property and equipment expenditures capitalized in each year.  In this regard, we note that such amount fluctuates widely from a range of approximately $45 million to $103 million during the last three fiscal years and you expect that capital expenditures will be $50-55 million in fiscal 2010, as disclosed in Liquidity and Capital Resources on page 41.  As your capital and these other related expenditures represent your largest ongoing component of capital-related resources, we suggest you enhance your disclosure in Liquidity and Capital Resources by also including a table that separately discloses and summarizes the amount of expenditures each year by (i) new company restaurants; (ii) the refurbishment of existing restaurants as a capital improvement; (iii) acquisitions of franchise restaurants; and (iv) the repairs and maintenance cost incurred on company restaurants.  We believe this affords an investor with analysis of trends and comparability of information from period-to-period.  Please advise and revise accordingly.

Management’s Response to Comment #5:

We will disclose and summarize the amount of property and equipment expenditures for each year presented in future filings, as part of our liquidity and capital resources discussion.

By way of example, the following table reflects the additional disclosure for each period presented in Liquidity and Capital Resources in our Form 10-K for the fiscal year ended December 29, 2009.

(in 000’s)	December 29, 2009	December 30, 2008	December 25, 2007
New company restaurants	$31,442	$89,828	$91,640
Refurbishment of existing restaurants	14,074	12,708	10,283

Total capital expenditures	$45,516	$102,536	$101,923

Acquisition of franchise restaurants, net of cash acquired	$25	$17,835	$33,222
Restaurant-related repairs and maintenance expense	$11,088	$9,135	$6,856

(o) Advertising, Page F-12

SEC Comment #6:

We note that franchise restaurants are required to make contributions to the advertising fund.  As you consolidate the fund’s activity, please tell us and disclose in the notes how you account for the receipt of funds from the franchise restaurants.  Additionally, please tell us and disclose how you account for any excess funds that are not spent on advertising during the current year, including where such amounts are classified in the consolidated financial statements.  Please also disclose where advertising costs that are expensed are classified in the Consolidated Statement of Income.

Management’s Response to Comment #6:

We will modify our disclosure to include the additional information as requested.  By way of example, the following reflects the modified disclosure for the periods presented in our Form 10-K for the fiscal year ended December 29, 2009.

We have a system-wide marketing and advertising fund.  We maintain control of the marketing and advertising fund and, as such, have consolidated the fund’s activity for the years ended December 29, 2009, December 30, 2008 and December 25, 2007.  Company and franchise restaurants are required to remit a designated portion of sales, currently 0.3%, to the advertising fund.  These reimbursements do not exceed the costs we incur throughout the year associated with various marketing programs which are developed internally by us.  Therefore, the net amount of the advertising costs incurred less amounts remitted by company and franchise restaurants is included in general and administrative expense in our consolidated statements of income.

The company-owned restaurant contribution and other costs related to local restaurant area marketing initiatives are included in other operating costs in our consolidated statements of income.  These costs amounted to approximately $7.0 million, $6.1 million and $4.8 million for the years ended December 29, 2009, December 30, 2008 and December 25, 2007, respectively.

Note 8.  Income Taxes, page F-24

SEC Comment #7:

In the reconciliation of the statutory federal income tax rate to the company’s effective tax rate, we note that federal tax credits have materially impacted your income tax expense in each of the last three fiscal years.  Please expand the disclosure to provide the nature and estimated amount of each significant component in this material reconciling item.  We suggest a table (by year) that provides separate disclosure of its components, as this will also highlight the nature and effect of items affecting comparability of information for all periods presented.  Please refer to the guidance in ASC Topic 740-10-50-12/14 as well as Rule 4-08(h) of Regulation S-X and revise accordingly.

Management’s Response to Comment #7:

We will expand our income tax disclosure in future Form 10-K filings to provide the nature and estimated amount of each significant component of income tax expense.  The following table reflects the expanded disclosure for all periods presented in our Form 10-K for the fiscal year ended December 29, 2009.

	December 29, 2009	December 30, 2008	December 25, 2007

Tax at statutory federal rate	35.0%	35.0%	35.0%
State and local tax, net of federal benefit	3.7	3.7	3.7
FICA tip credit	(6.2)	(6.7)	(4.9)
Work opportunity tax credit	(1.4)	(1.0)	(1.0)
Incentive stock options	0.4	1.7	1.8
Nondeductible officer compensation	1.1	0.6	—
Other	0.5	0.4	0.4

Total	33.1%	33.7%	35.0%

The FICA tip credit and work opportunity tax credit fluctuate more directly with changes in restaurant sales than changes in pre-tax income and, therefore, had a varying impact in each year on our effective income tax rate.

Note 15.  Impairment and Closure Costs, page F-32

SEC Comment #8:

We note that you recorded a $1.9 million impairment charge related to four underperforming restaurants and an additional $1.3 million impairment charge related to one underperforming restaurant.  Please tell us why the impairment charge for the one underperforming restaurant was so large as compared to the total charge for the four underperforming restaurants.  Additionally, it appears that the one underperforming restaurant had no goodwill impairment, please advise.

Management’s Response to Comment #8:

The impairment charge of $1.3 million was for one underperforming restaurant with an original carrying value of building and equipment of $2.5 million.  As this restaurant has always been a company owned restaurant, no goodwill was assigned to it.  In comparison, the impairment charge of $1.9 million was for four underperforming restaurants with a total original carrying value of equipment, goodwill and intangible assets of $3.6 million.  These four restaurants had no building value associated with them because they are leased properties.

Requested Acknowledgment

Texas Roadhouse, Inc. acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (502) 515-7304 if you have any questions.

Sincerely,

/s/ Scott M. Colosi
Chief Financial Officer

Copy to:	Aamira Chaudhry
Joe Foti